Filed by Sizzle Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No. 001-42583

Subject Company:

Trasteel Holding S.A.

Trasteel Holding S.A. Establishes “QTrasteel”, a Joint Venture to Accelerate Growth and Market Access in the MENA Region

May 15, 2026

Trasteel Holding S.A. (“Trasteel”), a global steel trading and industrial group headquartered in Lugano (Switzerland) and Luxembourg, today announced the formation of QTrasteel, a Joint Venture with Al Qalaa International Group (“Al Qalaa”) to pursue trading, project development, industrial services and advisory activities across the Middle East and North Africa (“MENA”) region. On April 13, 2026, Trasteel announced that it has agreed to go public through a business combination with Sizzle Acquisition Corp. II (NASDAQ: “SZZL”) (“Sizzle II”). The transaction is expected to close in 2026 (click here for press release).

Joint Venture Overview

QTrasteel will be owned by Trasteel and Al Qalaa on a 50-50 basis, and will combine Trasteel’s international trading capabilities, industrial expertise and global commercial network with Al Qalaa’s established institutional relationships, regional presence and access to government-related and strategic opportunities across the MENA region.

Specifically, QTrasteel is expected to originate and facilitate opportunities for Trasteel’s trading segment on a risk-mitigated, back-to-back basis and for Trasteel’s production segment in the MENA region. It will also provide development management, consultancy and engineering services and act as a local operating and commercial platform across the Gulf Cooperation Council. This will provide both Trasteel and Al Qalaa with market access and more efficient execution of projects and transactions in the MENA region.

The Joint Venture will be governed by a four-member Board of Directors, with equal representation from both shareholders, with Trasteel appointing two directors, including Federico Guiducci (Trasteel’s CFO & CIO) and Amr Magdy (Trasteel’s Head of MENA Region). In addition, a Joint Management Committee comprising representatives from both parties will oversee key strategic, budgetary and operational decisions, which will require mutual agreement.

Management Commentary

“The formation of QTrasteel represents a significant step in our strategy to expand Trasteel’s presence in high-growth markets. By combining our global trading and industrial capabilities with Al Qalaa’s strong regional platform, we believe we are well positioned to access and execute opportunities across the MENA region. In this context, QTrasteel is expected to play a primarily strategic role, acting as a joint platform for the evaluation, origination and coordination of opportunities to be pursued and developed by the partners,” said Trasteel’s CEO, Gianfranco Imperato.

“Trasteel’s focus on strengthening its operating platform and creating additional avenues for growth through this joint venture with Al Qalaa is exciting news and consistent with management’s long history of executing successful initiatives,” added Steve Salis, CEO of Sizzle II.

About Trasteel Holding S.A.

Trasteel is a global steel trading and industrial group founded in 2009, operating across more than 60 countries with over 1,400 employees. The company combines trading operations and industrial transformation activities and serves over 4,000 customers worldwide.

About Al Qalaa International Group

Al Qalaa is a UAE-based investment group headquartered in Abu Dhabi, with over 700 employees and operations across the Middle East, Africa and international markets. The group maintains established institutional relationships that support access to strategic opportunities across the MENA region.

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) pursuant to a Business Combination Agreement by and among Sizzle II, Trasteel, a new global steel trading and industrial public holding company (“Pubco”), and the other parties thereto. Subject to its terms and conditions, the Business Combination Agreement provides that at its closing each of Sizzle II and Trasteel will become wholly owned subsidiaries of Pubco.

In connection with the Proposed Business Combination, Pubco intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement to be sent to Sizzle II shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, its definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle II as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle II and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle II, Trasteel, Pubco and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle II Acquisition Corp. II, 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle II, Trasteel, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle II’s shareholders in connection with the Proposed Business Combination. Sizzle II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle II in Sizzle II’s Annual Report on Form 10-K, as amended, filed with the SEC on March 12, 2026 (the “Sizzle II Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle II’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Pubco intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain copies of these documents, once available, at the SEC’s website at www.sec.gov or by directing a request to the address provided above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle II’s, Trasteel’s and/or Pubco’s actual results may differ from each of their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters are used in this press release, such terms, among others, are used in the context of making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the transactions contemplated by the formation or operation of QTrasteel; the operations or growth or other future events regarding QTrasteel; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by any deadline included in Sizzle II’s organizational documents and the potential failure to obtain an extension of any business combination deadline; the outcome of any government or regulatory action on inquiry, or legal proceedings, that may be commenced in respect to Sizzle II, Trasteel, Pubco or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle II; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Proposed Business Combination; the ability to list on Nasdaq or other stock exchange or to meet Nasdaq or other stock exchange listing standards or requirements following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on Trasteel’s or Sizzle II’s business relationships, operating results, or other current plans and operations of Trasteel or Sizzle II; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably; the possibility that Trasteel, Pubco and Sizzle II may be adversely affected by other economic, business, and/or competitive factors; Trasteel’s, Pubco’s and Sizzle II’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth of Pubco or any of its subsidiaries, or Sizzle II or Trasteel, including the timing of the completion of the Proposed Business Combination; Trasteel’s, Sizzle II’s and/or Pubco’s ability to execute on their business plans and strategy; the expected use of proceeds from the Proposed Business Combination; and those factors discussed in the Sizzle II Form 10-K under the heading “Risk Factors,” and other documents Sizzle II has filed, or that Sizzle II or Pubco will file, with the SEC, or others will file in connection with the Proposed Business Combination, including the Registration Statement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above, and other documents filed by Sizzle II and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that none of Sizzle II, Trasteel or Pubco presently know, or that Sizzle II, Trasteel or Pubco currently believe are immaterial, or other risk, which in each case could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle II, Trasteel nor Pubco undertakes any obligation to publicly revise any forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

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